

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Mr. Greg Wilson
Chief Financial Officer
Biologix Hair, Inc.
82 Avenue Road
Toronto, Ontario, Canada M5R 2H2

      RE: **Biologix Hair, Inc.**
               Form 10-K for the Year Ended December 31, 2012
               Filed April 16, 2013
               File No. 0-54882

Dear Mr. Wilson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John Cash

                          John Cash
                          Accounting Branch Chief